March 19, 2010

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington D.C. 20549

RE: **Santa Barbara Group of Mutual Funds, Inc.**
File Nos. 33-56546 and 811-07414

Ladies and Gentlemen:

On behalf of Santa Barbara Group of Mutual Funds, Inc., a registered investment company (the "Company"), we hereby submit, via electronic filing, Post-Effective Amendment No. 22 to the Company's Registration Statement under the Securities Act of 1933 (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to register Class I Shares of the PFW Water Fund.

Please contact JoAnn M. Strasser at (513) 352-6725 with your comments.

Very truly yours,

Thompson Hine LLP

THOMPSON HINE LLP

638082.4